September 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Assistant Director

Division of Corporation Finance

Re:	Real Goods Solar, Inc.

Form S-1

Filed June 8, 2016

File No. 333-211915

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Real Goods Solar, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 4:00 p.m. EDT, on September 8, 2016, or as soon as practicable thereafter.

In connection with the foregoing, the Company acknowledges the following:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the Company’s Registration Statement effective, such action by the Staff does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action by the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Very truly yours,

Real Goods Solar, Inc.

/s/ Michael J. McCloskey

Michael J. McCloskey

General Counsel

cc:

Rikard Lundberg, Esq.

Joseph A. Smith, Esq.